
Mail Stop 4720

May 20, 2016

Stephen N. Cannon
President and Chief Executive Officer
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road
Central, Hong Kong

> **Re: DT Asia Investments Limited**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2016**
> **File No. 001-36664**

Dear Mr. Cannon:

We have reviewed your filing and your May 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2016 letter.

Risk Factors

Consulting's contractual arrangements with Feng Hui . . ., page 39

1. We note that the fourth enumerated opinion in Annex C contains certain exceptions under which the VIE Contracts would not be in full force or effect, including bankruptcy, insolvency, reorganization and moratorium laws. Please revise your risk factor to include the exceptions to enforceability set forth in this opinion. Please also clarify whether the statement in Annex C indicating that the VIE Contracts "do not violate the PRC Laws regarding foreign ownership of Chinese businesses" is an affirmative statement or whether it is an exception to the overall opinion. Make conforming changes to this risk factor based on your response.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Pro Forma Condensed Combined Balance Sheet as of December 31, 2015, page 69</u>

2. We have read your response to comment 18. We note that you have revised your pro forma balance sheet to present the historical balance sheet of Adrie Global Holdings Limited as of September 30, 2015. Please revise your disclosure to present the latest balance sheet of Adrie Global Holdings provided in your filing. Refer to Article 11-02(c) of Regulation S-X.

3. We have read your response to comment 19. We note your adjustment to increase additional paid-capital by $94,188,869 is being cross-referenced to pro forma adjustment 4, which gives effect to the issuance of the 20 million shares issued by DT Asia as a result of the recapitalization. Please revise the related footnote disclosure to discuss how the value of the issuance of these shares was derived.

4. Furthermore, you state pro forma adjustment 5, which reflects the issuance of 721,321 ordinary shares to rights holders, and pro forma adjustment 7, which reflects the issuance of 68,800 ordinary shares to EarlyBird Capital as partial payment for an advisory fee, are reflected within additional paid-in capital. Please revise to cross-reference pro adjustments 5 and 7 to the appropriate adjustment of additional paid-in capital. In addition, please revise each respective footnote to discuss how the value of each issuance of shares was derived.

<u>Pro Forma Condensed Statement of Operations for the nine months ended December 31, 2015, page 70</u>

5. We note on pages 70 and 71 that you present pro forma statements of operations information where the information for Adrie is presented on a three-month lag from that of DT Asia. Given that Adrie Global Holdings will be succeeding to the reporting obligation of DT Asia, please tell us why the current presentation is more meaningful in depicting the pro forma effects of the transactions to an investor than a presentation where Adrie's financial information is brought up to the same period as DT Asia. Alternatively, revise your pro forma statements of operations to bring Adrie's financial information to the same period as DT Asia. This may be accomplished by adding subsequent interim period results to the most recent period-end information and deducting the comparable preceding year interim period results.

6. We note that your pro forma condensed statements of operations for the periods ending December 31, 2015 and March 31, 2015 adjust for the undistributed earnings (loss) allocable to Series A Convertible Preferred Shares and reference pro forma adjustment 14. However, there is no related footnote. Please revise your disclosure accordingly.

Corporate Structure and History, page 138

7. We have read your response to comment 10. We note that your disclosure identifies a number of companies as the shareholders of Feng Hui. Please revise this disclosure to depict the beneficial ownership of these companies, such that readers may understand concentrations of potential competitive interests.

Direct Loan Portfolio

Guarantee Backed Loans, page 150

8. Tell us and disclose whether the column titled "Overdue Principal as of December 31, 2015" in your table on page 151 represents the entire balance of loans for which a payment is past due or if it only reflects the incremental principal for installment payments that are past due. If the latter, revise to insert a column that quantifies the entire balance of loans for which a payment is past due.

Real Time Monitoring …, page 155

9. Please revise your tabular presentation of the 5-category classification of your loan portfolio to include comparative period information for the years ended December 31, 2015 and 2014.

China Lending Group Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans Receivable, page 175

10. We note that as part of your criteria for personal guarantees of loans, guarantors must have a clean credit record. Please tell us and revise the disclosure to clarify what source you use for this credit record and to the extent these sources represent a comprehensive and nationwide uniformed approach. Consider changes to your risk factors based on your response.

Allowance for Loan Losses, page 177

11. We note that you recognized $642,178 in charge-offs and $535,095 in write-offs in loans sold to a related party for the period ended December 31, 2015 while you reported no charge-offs for 2014 and 2013. Revise your disclosure to discuss the trends and driving factors that led to this significant increase in charge-offs or write-offs. Clearly identify any changes in your underwriting and credit quality that you believe are driving this trend. Discuss the vintage of the loans that were charged off or written off and how the underwriting of these loans differs from earlier vintages that experienced no charge-offs or write-offs. Discuss the extent you believe this increase in charge-offs and write-offs is a result macroeconomic trends versus changes in your underwriting standards. Please further expand your disclosure to discuss your policy over charge-offs, including the timing of when loans are charged off.

Beneficial Ownership of Securities, page 200

12. We note that you revised your tabular disclosure to account for the transfer of 380,000 shares of ordinary stock by DeTiger Holdings to Mr. Miao upon completion of the business combination. However, the difference between the number of shares that DeTiger Holdings will own before and after the business combination decreases by just over 293,000. Please reconcile your disclosure to account for the difference in the number of shares that DeTiger Holdings will own both prior to and after completion of the business combination.

Adrie Global Holdings Limited for the period ended December 31, 2015 and 2014

Consolidated Balance Sheets, page F-37

13. We note on pages F-60 – F-61 that `"Loans receivable - Due from related parties" represents funds owed to you by your principal shareholders and/or management. In this regard, tell us how you considered presenting the amount due from related parties as a deduction from equity. Refer to ASC 310-10-S99-3 (i.e., SAB Topic 4:G).

Notes to the Consolidated Financial Statements, page F-41

Note 1 - Organization and Principal Activities, page F-4

14. We note that Feng Hui is consolidated as a VIE of your wholly-owned subsidiary Ding Xin (i.e., Consulting) by a series of VIE agreements with Ding Xin. Please revise your disclosure to discuss how you evaluated the criteria in the VIE agreements to determine that Ding Xin is the primary beneficiary. Your discussion should include how you assess that Ding Xin has the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE based on the provisions of ASC 810-10-25-38A through 25-38G. Furthermore, please consider discussing your consolidation policy as a Critical Accounting Policy on page 179 within your Management & Discussion Analysis.

Note 5 - Allowance for loan losses, page F-51

15. We have read your response to comment 44. You state that Feng Hui does not have sufficient operating history to develop a reasonable estimation for impaired loans within its smaller-balance homogenous loan portfolio and management views the 1% general loan loss reserve required by the PBOC as a reasonable estimation for the industry in the region. Please respond to the following items:

- You disclose on pages 36 and 177 to the extent the general loan reserves rate of 1% as required by the PBOC differs from management's estimates, the higher rate is used. This disclosure suggests that despite management being capable of determining an estimate of loan loss (i.e., management has sufficient operating history to develop a reasonable estimate of loan loss) you will still defer to the 1% reserve requirement to the extent this amount is higher. This policy appears to differ from your response above which suggests that the 1% reserve requirement is only being used because you do not have reliable data of your own. Please advise.

- Revise your disclosure to reflect that you do not have sufficient operating history to develop a reasonable estimation for your general reserve and explain how you determined that you have limited loss experience given that Feng Hui was established in 2009. Your disclosure should also discuss whether you believe you have the capabilities to gather reliable data, and if not, please describe the factors considered in making that conclusion. Further, please disclose the period over which you anticipate instituting a reliable system to capture such loss data.
- In light of your limited loss experience, please tell us your consideration of utilizing peer data when determining the appropriateness of your allowance for loan losses. To the extent you consider the 1% floor requirement as your peer data, please disclose how you determine this data is similar enough to be used for your estimation purposes.
- In addition, revise your disclosure to provide a description of how you validate your allowance for loan loss estimate. In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period. Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

16. Furthermore, please disclose how you consider the collateral, pledged asset, or guarantee backed by your loans in determining your allowance for loans loss.

17. We note that your allowance also includes a special reserve which represents losses due to risks related to a particular country, region, industry, company or type of loans. In this regard, you recognized approximately $807,647 of reserves for those loans you individually evaluate for impairment. Please revise your disclosure to discuss the nature of the risks related to these losses.

Note 6 – Loan Impairment, page F-52

18. We have read your response to comment 54. As previously requested, please revise your disclosure to quantify the amount of impaired loans for all periods presented and the amount that are classified as troubled debt restructurings.

E. Sale of loans receivable to a related party, page F-64

19. We note your discussion of the sale of loans to a related party on November 26, 2015. Please provide us with a detailed analysis, including the journal entries, of these transactions and a reconciliation to the amount of write-offs reflected in the allowance rollforward on page 177.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Yolanda Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser
Ellenoff Grossman & Schole LLP